UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

November 14, 2007

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda
President & CEO
Head Office:	1-5-5 Otemachi,
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement regarding the postponement of the effective date of merger between Shinko Securities Co., Ltd. and Mizuho Securities Co., Ltd

We hereby announce that, Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. (hereafter collectively “the Companies”), as announced on November 5, 2007, are in negotiations regarding the amendment of the merger ratio, and following the respective board meetings held today, the Companies have decided to postpone the expected effective date of merger (January 1, 2008) as stated below.

1. Reason for the postponement of the effective date of merger

The financial market turmoil triggered by the U.S. sub-prime mortgage problem is still showing no sign of settling down, and the situation remains uncertain. As previously announced, we are in negotiations regarding the amendment of the terms, including the merger ratio, with respect to the above merger. However, taking into consideration the situation, the Companies have agreed, and decided at their respective board meetings, that it was appropriate to postpone the effective date of merger.

2. Scheduled effective date of merger

The scheduled effective date of merger is postponed until Wednesday May 7, 2008.

Contact: Mizuho Financial Group, Inc., Corporate Communications Public Relations Office Tel: 81-3-5224-2026